Mail Stop 3628

July 5, 2005

By Facsimile: (925) 871-4046 and U.S. Mail

Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.
1640 School Street
Moraga, California 94556

Re:  	BellaVista Capital, Inc.
	Schedule TO-T filed on June 22, 2005
	File No. 005-80316

Dear Mr. Patterson:

      We have reviewed the filing listed above and have the Following comments. All defined terms have the same meaning as in the offer materials.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-T

General

1. We note that BellaVista will file an amendment and to the extent necessary, extend the Expiration Date if there is a reduction in price resulting from a Company dividend or distribution. Note that it is our view that if the offer price is adjusted because of the amount of the dividend, we view this as a material change in the terms of the offer that may also require the dissemination of revised offer materials. Please confirm your understanding supplementally.

Item 10. Financial Statements

2. Please tell us why financial statements are not material and should not be furnished in accordance with Item 10 of Schedule TO and Item 1010(a) and (b) of Regulation M-A for the offerors, or Purchasers, in this third-party tender offer. Please refer to Instruction 2 of Item 10 of Schedule TO. We note that the consideration consists solely of cash and that the offer is not subject to any financing condition, but the offerors are not public reporting companies, nor is the offer for all outstanding securities of the subject class. In this regard, consider whether you can provide a balance sheet or statement of net worth for individual Purchasers.

Offer to Purchase
Summary Term Sheet

   Do you Have the Financial Resources to Make the Payment?, page 5

3. We understand that some of the Purchasers are currently engaged in other tender offers for which they also have financial commitments. This fact, including the maximum dollar amounts for which the Purchasers may be responsible under such offers, should be prominently disclosed in the offer materials. Your revised materials should address the Purchasers` ability to fund all of the financial commitments associated with this and those other offers.

Is the Financial Condition of the Bidders Relevant to My Decision
On Whether to Tender in the Offer, page 5

4. See comment 3 above. Given the requirement of Item 10 of Schedule TO and Item 1010(a) and (b) of Regulation M-A, it appears that the financial condition, in this offer, may be relevant to the decision on whether to tender in the offer. Please revise this question and answer to comply with our position, as necessary.

Introduction, page 8

5. In this subsection, you state that tendering security holders will not have to pay brokerage fees or commissions. Will you reimburse tendering security holders for any such fees if their shares of common stock are held and tendered through a broker? If not, please revise.

Section 5, page 13

6. We note that you reserve the right, upon the occurrence or failure to occur of any of the conditions, to delay the acceptance for payment of, or payment for, any Shares. Please note that payment may only be delayed in anticipation of governmental regulatory approvals, not to effect general legal compliance. Also, you may not delay payment while you wait to satisfy an offer condition. Please revise the example cited above and elsewhere in the document where similar disclosure is presented.

7. We refer you to the disclosure that any termination or amendment will be followed as promptly as practicable by public announcement. Please reconcile this disclosure with the requirements of 14d-4(d) which states that a material change in the information published or sent to security holders should be promptly disseminated to security holders in a manner reasonably designed to inform security holders of such change. See also Rule 14d-6(c).

Section 10, page 16

8. You disclose that the Depository is an affiliate of some of the Purchasers and there may be some inherent conflicts of interest.
Please revise to summarize the conflicts of interest.

Section 11, page 16

9. We note the statement in Schedule I to the offer to purchase that the Purchasers have an "informal agreement" to share the costs associated with the offer and to allocate any resulting purchases of shares in a manner to be determined in the future. Since security holders who do not tender into the offer or who maintain their interest in BellaVista due to pro ration may want to know who will own securities purchased, amend the offer materials to disclose how purchased Shares will be allocated among the numerous named bidders. Similarly, indicate each Purchaser`s financial responsibilities with respect to the offer. Depending on when this information is provided, be aware that you may need to extend the offer and disseminate additional offer materials.

Closing Comment

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the purchasers are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

* The filing persons are responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your documents in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

      Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549.

               				Very truly yours,



						Jeffrey B. Werbitt
						Attorney-Advisor
						Office of Merger and Acquisitions

cc:	Christina Simpson
      MacKenzie Patterson Fuller, Inc.
      1640 School Street
      Moraga, California 994556